SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(09 March 2018)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 09 March 2018 re: Director/PDMR Shareholding

9 March 2018

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')
On 21 February 2018, the Group published details of upcoming remuneration disclosures for the Group, including salary, Long-Term Incentive Plan (LTIP) vesting, Group Performance Share (bonus), Group Ownership Share (LTIP) awards and Fixed Share Awards for PDMRs ('Summary Remuneration Announcement').  Where awards had not yet been made, estimates were provided. The Group announces that the following awards were made on 6 March 2018.
This announcement should be read in conjunction with the Summary Remuneration Announcement and disclosures in the 2017 Annual Report and Accounts published on 21 February 2018. The 2017 Annual Report and Accounts is available on the 'Annual Reports' page in the 'Investors & Performance' section of the Group's website www.lloydsbankinggroup.com.

2017 Group Performance Share Awards
In line with requirements of the PRA Rulebook and FCA Remuneration Code (SYSC 19D), a maximum of 40 per cent of any variable remuneration awarded to Executive Directors and other members of the Group Executive Committee will be paid in 2018 (subject to applicable holding requirements). The remaining 60 per cent must be deferred.

For the 2017 Group Performance Share awards, £2,000 is paid in cash in March 2018 with the balance of the upfront 40 per cent delivered in Shares. 50 per cent of the upfront Shares will be delivered immediately and will be subject to a holding period ending in March 2019. The remaining 50 per cent will be delivered in June 2018 at the prevailing share price with the number of shares notified to the market at that time.  The remaining 60 per cent of the 2017 Group Performance Share Award is deferred into Shares with 40 per cent vesting in 2019 and 20 per cent in 2020.

	Name	Number of Shares Awarded in March 2018 (1)
	António Horta-Osório	1,555,288
	George Culmer	704,426
	Juan Colombás	704,426
	Karin Cook	382,234
	Antonio Lorenzo	598,468
	Vim Maru	593,881
	Zak Mian	752,996
	David Oldfield	656,320
	Janet Pope	317,406
	Stephen Shelley	604,673

1
Based on a Share price of 68.027 pence being the average of the closing Share price of the five trading days prior to the date of award. This is the maximum number of Shares under award which will be subject to income tax and national insurance contributions on vesting.

Group Ownership Share Plan - 2018 awards
Awards for the 2017 performance period were made on 6 March under the rules of the 2016 Long-Term Incentive Plan. The 2018 awards are subject to a three-year performance period with vesting between the third and seventh anniversary of award, on a pro-rata basis.

Name	Maximum number of Shares awarded (1)(2)	Expected value (3)
António Horta-Osório	6,725,221	£2,287,483
George Culmer	3,860,925	£1,317,927
Juan Colombás	3,807,302	£1,294,997
Karin Cook	2,772,003	£942,855
Antonio Lorenzo	3,753,678	£1,276,757
Vim Maru	3,587,703	£1,220,303
Zak Mian	3,224,453	£1,096,749
David Oldfield	3,753,678	£1,276,760
Janet Pope	1,708,180	£581,012
Stephen Shelley	2,308,867	£785,327

1
Based on a Share price of 68.027 pence being the average of the closing Share price of the five trading days prior to the date of award. As regulations prohibit the payment of dividend equivalents on awards in 2018 and subsequent years, the number of Shares subject to award has been determined by applying a discount factor to the Share price on award, as previously disclosed.  The Remuneration Committee has approved an adjustment of 25 per cent for colleagues who are senior managers, including the Executive Directors.

2	Vesting determined in 2021 subject to the satisfaction of stretching performance targets over the performance period ending 31 December 2020.
3
The values for the Group Ownership Shares awards are shown at an expected value of 50 per cent of maximum value and before deduction of income tax and NIC. The actual vesting value will depend on the achievement of performance conditions and the Share price at the date of vesting. These awards are subject to clawback for at least seven years from the date of award.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@
finance.lloydsbanking.com

Group Corporate Affairs
Fiona Laffan
Director of Corporate Communications
Email: fiona.laffan@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 2081

9 March 2018

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2017 and the Group Ownership Share Plan - 2018 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2017 Group Performance Share Award	GBP00.68027	1,555,288
	Award of Shares - Group Ownership Share Plan - 2018 awards	GBP00. 68027	6,725,221

d)	Aggregated information - Aggregated volume - Price	8,280,509 GBP00.68027
e)	Date of the transaction	6 March 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Culmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2017 and the Group Ownership Share Plan - 2018 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2017 Group Performance Share Award	GBP00.68027	704,426
	Award of Shares - Group Ownership Share Plan - 2018 awards	GBP00. 68027	3,860,925

d)	Aggregated information - Aggregated volume - Price	4,565,351 GBP00.68027
e)	Date of the transaction	6 March 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Juan Colombás
2	Reason for the notification
a)	Position/status	Chief Operating Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2017 and the Group Ownership Share Plan - 2018 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2017 Group Performance Share Award	GBP00.68027	704,426
	Award of Shares - Group Ownership Share Plan - 2018 awards	GBP00. 68027	3,807,302

d)	Aggregated information - Aggregated volume - Price	4,511,728 GBP00.68027
e)	Date of the transaction	6 March 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Karin Cook
2	Reason for the notification
a)	Position/status	Group Services Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2017 and the Group Ownership Share Plan - 2018 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2017 Group Performance Share Award	GBP00.68027	382,234
	Award of Shares - Group Ownership Share Plan - 2018 awards	GBP00. 68027	2,772,003

d)	Aggregated information - Aggregated volume - Price	3,154,237 GBP00.68027
e)	Date of the transaction	6 March 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2017 and the Group Ownership Share Plan - 2018 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2017 Group Performance Share Award	GBP00.68027	598,468
	Award of Shares - Group Ownership Share Plan - 2018 awards	GBP00. 68027	3,753,678

d)	Aggregated information - Aggregated volume - Price	4,352,146 GBP00.68027
e)	Date of the transaction	6 March 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Group Director, Retail
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2017 and the Group Ownership Share Plan - 2018 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2017 Group Performance Share Award	GBP00.68027	593,881
	Award of Shares - Group Ownership Share Plan - 2018 awards	GBP00. 68027	3,587,703

d)	Aggregated information - Aggregated volume - Price	4,181,584 GBP00.68027
e)	Date of the transaction	6 March 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Transformation
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2017 and the Group Ownership Share Plan - 2018 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2017 Group Performance Share Award	GBP00.68027	752,996
	Award of Shares - Group Ownership Share Plan - 2018 awards	GBP00. 68027	3,224,453

d)	Aggregated information - Aggregated volume - Price	3,977,449 GBP00.68027
e)	Date of the transaction	6 March 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Oldfield
2	Reason for the notification
a)	Position/status	Group Director, Commercial Banking
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2017 and the Group Ownership Share Plan - 2018 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2017 Group Performance Share Award	GBP00.68027	656,320
	Award of Shares - Group Ownership Share Plan - 2018 awards	GBP00. 68027	3,753,678

d)	Aggregated information - Aggregated volume - Price	4,409,998 GBP00.68027
e)	Date of the transaction	6 March 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Group Director, Corporate Affairs and Responsible Business & Inclusion
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2017 and the Group Ownership Share Plan - 2018 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2017 Group Performance Share Award	GBP00.68027	317,406
	Award of Shares - Group Ownership Share Plan - 2018 awards	GBP00. 68027	1,708,180

d)	Aggregated information - Aggregated volume - Price	2,025,586 GBP00.68027
e)	Date of the transaction	6 March 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the Group Performance Share Plan for 2017 and the Group Ownership Share Plan - 2018 awards
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Award of Shares - 2017 Group Performance Share Award	GBP00.68027	604,673
	Award of Shares - Group Ownership Share Plan - 2018 awards	GBP00. 68027	2,308,867

d)	Aggregated information - Aggregated volume - Price	2,913,540 GBP00.68027
e)	Date of the transaction	6 March 2018
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 09 March 2018